# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBridge Biosciences, CIK 0001778016
CUSIP: 44975P103
Title of class of securities: Ordinary Shares, par value $0.0001 per share (Including Ordinary Shares Underlying American Depository Shares)
Address of issuer's principal executive offices: SUITE 400, 2440 RESEARCH BLVD, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0001845246
Persons authorized to receive notices and communications: Jianming Ma, c/o CBC Group, 62F Tower 1, Plaza 66, 1266 West Nanjing, Shanghai, China (F4), 200040, 86 21 80123200

## Reporting persons
- CBC Investment I-Mab Limited (CIK 0001845246): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,784,164; sole dispositive power 0; shared dispositive power 11,784,164; aggregate amount beneficially owned 11,784,164 (4.4% of the class); the aggregate amount excludes certain shares
- IBC Investment Seven Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,641,554; sole dispositive power 0; shared dispositive power 3,641,554; aggregate amount beneficially owned 3,641,554 (1.4% of the class); the aggregate amount excludes certain shares
- CBC SPVII LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,574,560; sole dispositive power 0; shared dispositive power 5,574,560; aggregate amount beneficially owned 5,574,560 (2.1% of the class); the aggregate amount excludes certain shares
- C-Bridge II Investment Ten Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,369,546; sole dispositive power 0; shared dispositive power 2,369,546; aggregate amount beneficially owned 2,369,546 (0.9% of the class); the aggregate amount excludes certain shares
- Nova Aqua Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,129,885; sole dispositive power 0; shared dispositive power 7,129,885; aggregate amount beneficially owned 7,129,885 (2.7% of the class); the aggregate amount excludes certain shares
- C-Bridge Healthcare Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,153,710; sole dispositive power 0; shared dispositive power 14,153,710; aggregate amount beneficially owned 14,153,710 (5.3% of the class); the aggregate amount excludes certain shares
- C-Bridge Healthcare Fund GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,153,710; sole dispositive power 0; shared dispositive power 14,153,710; aggregate amount beneficially owned 14,153,710 (5.3% of the class); the aggregate amount excludes certain shares
- C-Bridge Capital GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,369,824; sole dispositive power 0; shared dispositive power 23,369,824; aggregate amount beneficially owned 23,369,824 (8.8% of the class); the aggregate amount excludes certain shares
- I-Bridge Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,216,114; sole dispositive power 0; shared dispositive power 9,216,114; aggregate amount beneficially owned 9,216,114 (3.5% of the class); the aggregate amount excludes certain shares
- I-Bridge Healthcare GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,216,114; sole dispositive power 0; shared dispositive power 9,216,114; aggregate amount beneficially owned 9,216,114 (3.5% of the class); the aggregate amount excludes certain shares
- I-Bridge Capital GP, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,216,114; sole dispositive power 0; shared dispositive power 9,216,114; aggregate amount beneficially owned 9,216,114 (3.5% of the class); the aggregate amount excludes certain shares
- Wei Fu: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,499,709; sole dispositive power 0; shared dispositive power 30,499,709; aggregate amount beneficially owned 30,499,709 (11.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share (Including Ordinary Shares Underlying American Depository Shares)
Name of issuer: NovaBridge Biosciences
Address of issuer's principal executive offices: SUITE 400, 2440 RESEARCH BLVD, ROCKVILLE, Maryland (MD), 20850
Comment:
Explanatory Note: This statement constitutes Amendment No. 2 ("Amendment No. 2") to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Original Schedule 13D") as amended by Amendment No. 1 filed on August 5, 2025 (the Original Schedule 13D as so amended, the "Schedule 13D"), jointly by (i) CBC Investment l-Mab Limited, a British Virgin Islands company ("CBC"), (ii) IBC Investment Seven Limited, a Hong Kong company ("IBC"), (iii) CBC SPVII Limited, a Hong Kong ("CBC SPVII"), (iv) C-Bridge II Investment Ten Limited, a British Virgin Islands company ("C-Bridge"), (v) Nova Aqua Limited, a British Virgin company ("Nova"), (vi) C-Bridge Healthcare Fund II, L.P., a Cayman Islands limited partnership ("C-Bridge Healthcare"), (vii) C-Bridge Healthcare Fund GP II, L.P., a Cayman Islands limited partnership ("C-Bridge Healthcare GP"), (viii) C-Bridge Capital GP, Ltd., a Cayman Islands company ("C-Bridge Capital"), (ix) l-Bridge Healthcare Fund, L.P., a Cayman Islands limited partnership ("I- Bridge"), (x) l-Bridge Healthcare GP, L.P., a Cayman Islands limited partnership ("l-Bridge GP"), (xi) I- Bridge Capital GP, Ltd., a Cayman Islands company ("l-Bridge Capital") and (xii) Wei Fu, a citizen of Singapore ("Mr. Fu" and collectively, the "Reporting Persons").

Except as amended hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 2, are incorporated by reference into the responses to each other item, as applicable.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is filed by (i) CBC, (ii) IBC, (iii) CBC SPVII, (iv) C-Bridge, (v) Nova, (vi) C-Bridge Healthcare, (vii) C-Bridge Healthcare GP, (viii) C-Bridge Capital, (ix) l-Bridge, (x) l-Bridge GP, (xi) l-Bridge Capital, and (xii) Mr. Fu
Present principal occupation or employment:
CBC Investment l-Mab Limited and C-Bridge II Investment Ten Limited are principally engaged in making investments and are controlled by C-Bridge Healthcare Fund II, L.P., which is principally engaged in making investments and whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd.
CBC SPVII Limited and IBC Investment Seven Limited are principally engaged in making investments and are controlled by I-Bridge Healthcare Fund, L.P., which is principally engaged in making investments, whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd.
C-Bridge Healthcare Fund GP II, L.P., C-Bridge Capital GP, Ltd. and I-Bridge Healthcare GP, L.P. are principally engaged in being the general partner of their respective partnerships.
Mr. Wei Fu may be deemed to control C-Bridge Capital GP, Ltd. and is principally engaged in making and managing investments.
Nova Aqua Limited is held through a trust established by Mr. Wei Fu and is principally engaged in holding assets.
Citizenship: Each of CBC, C-Bridge and Nova is a British Virgin Islands company. Each of IBC and CBC SPVII is a Hong Kong company. Each of C-Bridge Capital and I-Bridge Capital is a Cayman Islands company. Each of C-Bridge Healthcare, C-Bridge Healthcare GP, I-Bridge and I-Bridge GP is a Cayman Islands limited partnership. Mr. Fu is a citizen of Singapore.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
CBC is the record owner of 11,784,164 ordinary shares represented by 5,123,549 American Depositary Shares ("ADSs") (each ten (10) ADSs representing twenty-three (23) ordinary shares). CBC is controlled by C-Bridge Healthcare, C-Bridge Healthcare GP is the general partner of C-Bridge Healthcare, C-Bridge Capital is the general partner of C-Bridge Healthcare GP and Mr. Fu may be deemed to control C-Bridge Capital.

IBC is the record owner of 3,641,544 ordinary shares represented by 1,583,284 ADSs. IBC is controlled by I-Bridge, I-Bridge GP is the general partner of I-Bridge, C-Bridge Capital is the general partner of I-Bridge GP and Mr. Fu may be deemed to control C-Bridge Capital.

CBC SPVII is the record owner of 5,574,560 ordinary shares represented by 2,423,721 ADSs. CBC SPVII is controlled by I-Bridge, I-Bridge GP is the general partner of I-Bridge, C-Bridge Capital is the general partner of I-Bridge GP and Mr. Fu may be deemed to control C-Bridge Capital.

C-Bridge is the record owner of 2,369,546 ordinary shares represented by 1,030,237 ADSs. C-Bridge is controlled by C-Bridge Healthcare, C-Bridge Healthcare GP is the general partner of C-Bridge Healthcare, C-Bridge Capital is the general partner of C-Bridge Healthcare GP and Mr. Fu may be deemed to control C-Bridge Capital.

Nova is the record owner of 7,129,885 ordinary shares represented by 3,099,950 ADSs. The shares are held through a trust which was established by Mr. Fu (as the settlor) for the benefit of Mr. Wei Fu and his family.

Each of CBC, IBC, CBC SPVII, C-Bridge, Nova, C-Bridge Healthcare, C-Bridge Healthcare GP, C-Bridge Capital, I-Bridge, I-Bridge GP, I-Bridge Capital and Mr. Fu may be deemed to beneficially own 4.4%, 1.4%, 2.1%, 0.9%, 2.7%, 5.3%, 5.3%, 8.8%, 3.5%, 3.5%, 3.5% and 11.5%, respectively, of the Issuer's outstanding ordinary shares, which percentages are calculated based on 265,169,373 ordinary shares outstanding following the completion of an underwritten offering, as described in the Issuers Current Report on Form 6-K, filed by the Issuer with Securities and Exchange Commission on December 18, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
CBC shares voting and dispositive power over 11,784,164 ordinary shares represented by 5,123,549 ADSs.

IBC shares voting and dispositive power over 3,641,544 ordinary shares represented by 1,583,284 ADSs.

CBC SPVII shares voting and dispositive power over 5,574,560 ordinary shares represented by 2,423,721 ADSs.

C-Bridge shares voting and dispositive power over 2,369,546 ordinary shares represented by 1,030,237 ADSs.

Nova shares voting and dispositive power over 7,129,885 ordinary shares represented by 3,099,950 ADSs.

C-Bridge Healthcare shares voting and dispositive power over 14,153,710 ordinary shares represented by 6,153,786 ADSs.

C-Bridge Healthcare GP shares voting and dispositive power over 14,153,710 ordinary shares represented by 6,153,786 ADSs.

C-Bridge Capital shares voting and dispositive power over 23,369,824 ordinary shares represented by 10,160,793 ADSs.

I-Bridge shares voting and dispositive power over 9,216,114 ordinary shares represented by 4,007,006 ADSs.

I-Bridge GP shares voting and dispositive power over 9,216,114 ordinary shares represented by 4,007,006 ADSs.

I-Bridge Capital shares voting and dispositive power over 9,216,114 ordinary shares represented by 4,007,006 ADSs.

Mr. Fu shares voting and dispositive power over 30,499,709 ordinary shares represented by 13,239,003 ADSs.
Transactions in the class effected during the past sixty days: Schedule I sets forth the purchases of ADSs effected by Nova during the past 60 days and is incorporated by reference herein. All of the ADSs were purchased in open market transactions through a broker. Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in the Issuer's ordinary shares or ADSs during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.6 Schedule I, dated February 2, 2026.

## Signatures
- CBC Investment I-Mab Limited: /s/ Wei Fu, Wei Fu - Director (02/03/2026)
- IBC Investment Seven Limited: /s/ Wei Fu, Wei Fu - Director (02/03/2026)
- CBC SPVII LIMITED: /s/ Wei Fu, Wei Fu - Director (02/03/2026)
- C-Bridge II Investment Ten Limited: /s/ Wei Fu, Wei Fu - Director (02/03/2026)
- Nova Aqua Limited: /s/ Wei Fu, Wei Fu - Authorized Signatory (02/03/2026)
- C-Bridge Healthcare Fund II, L.P.: /s/ Wei Fu, Wei Fu - Authorized Representative (02/03/2026)
- C-Bridge Healthcare Fund GP II, L.P.: /s/ Wei Fu, Wei Fu - Authorized Representative (02/03/2026)
- C-Bridge Capital GP, Ltd.: /s/ Wei Fu, Wei Fu - Director (02/03/2026)
- I-Bridge Healthcare Fund, L.P.: /s/ Wei fu, Wei Fu - Authorized Representative (02/03/2026)
- I-Bridge Healthcare GP, L.P.: /s/ Wei Fu, Wei Fu - Authorized Representative (02/03/2026)
- I-Bridge Capital GP, Ltd.: /s/ Wei Fu, Wei Fu - Director (02/03/2026)
- Wei Fu: /s/ Wei Fu, Wei Fu (02/03/2026)